Contact

www.linkedin.com/in/
nileslichtenstein (LinkedIn)
www.ansiblemobile.com
(Company)

Top Skills

Business Strategy
Cloud Computing
Strategic Partnerships

Niles Lichtenstein

Founder at Nestment and Enwoven. Author of kid's book Boundless Brooklyn. Passionate builder. Champion of businesses focusing on health and economic empowerment.

San Francisco, California, United States

Summary

- Founder of Nestment, enabling Millennial and Gen Z buyers to pool capital with family and friends to purchase real estate
- Founder of Enwoven, a NY Times funded SaaS start-up reimagining how groups collaborate to tell collective narratives.
- Author of Boundless Brooklyn
- Passionate Builder of ideas that focus on building wealth, community and economic empowerment: Nestment, SalonBox, Reset Fitness, Culture Drawn
- Investor in natural products with clear customer base and scientific backing: Cerebelly, KitavaMD, 101Cider
- Enthusiast and investor in the Web3 companies
- Focused on non-profits that connect finding voice and youth development: Summer Search, Voice of Witness, Youth Speaks, Reading Partners

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Experience

Nestment
CEO, Co-Founder
October 2021 - Present (3 years 5 months)
San Francisco Bay Area

Nestment streamlines the co-buy process for groups of friends and family who want to purchase property together. From start to finish, we help groups leverage their collective buying power and realize their dreams.

enwoven
Co-Founder, Executive Chair
August 2017 - Present (7 years 7 months)
San Francisco Bay Area

Enwoven empowers organizations to weave together memories, media and stories to capture and present organizational knowledge in dynamic ways that make teams more productive, more educated and more connected. We work

with companies like Reebok, Airbnb, Avis Budget Group, Bayer, Coach and Allbirds to turn institutional memory into insight each and everyday.

Techstars
Mentor
October 2022 - Present (2 years 5 months)
New York, New York, United States

Alchemist Accelerator
Mentor and Alumnus
May 2017 - Present (7 years 10 months)

Matter.
Mentor and Alumnus
June 2015 - Present (9 years 9 months)

Salon Box
Board Member
April 2020 - Present (4 years 11 months)
San Francisco Bay Area

Building from our successful Union Square location Francesco Black is leading the way in hair styling technology releasing our latest product - The Salon Box - a smart, mobile, hairstyling box that is mobile as luggage, integrated with everything (chair, mirror, equipment) and electrified and smart. Launching Summer 2021 - check out more here https://www.thesalonbox.com/

Reset Fitness SF
Co-Owner, Advisor
February 2021 - Present (4 years 1 month)
San Francisco Bay Area

A gym for this time, we are a private personal training gym that believes you need a place to reset your mind, body and spirit.

https://www.resetfitnesssf.com/

Summer Search
Board Member
December 2014 - Present (10 years 3 months)

Culture Drawn
Creator, Writer

September 2020 - Present (4 years 6 months)

We are a diverse artist collective with unique artistic styles and backgrounds. At Culture Drawn, we want to help ensure every employee can have a "piece of the office" with them at home. We create beautiful custom pieces of art that remind employees of the company, culture, and community they belong to. All while empowering artists of color and supporting a cause.

studioHEIMAT
Advisor
January 2021 - December 2024 (4 years)
San Francisco, CA

There is the space that you live in, and then there's the home that you thrive in, swathed in personal elements, reflective of taste and lifestyle. This is a place to create, celebrate, and rest your head—a personal sanctuary that embodies all the facets of you.

We chose the German word HEIMAT, because it translates to "a place that feels like home," the unique interaction between our physical space and the beings that live within that environment. This special interaction results in memories and moments that impact us for years to come, and becomes a part of our own personal narrative.

Voice of Witness
Board Member
February 2021 - July 2023 (2 years 6 months)
San Francisco Bay Area

Zumobi
Advisor
January 2014 - July 2023 (9 years 7 months)

Supporting the go-to-market development for the ZBi for Marketers solution, an innovative integrated Mobile Content marketing solution for major brands

S4M
Advisor/Investor
October 2013 - July 2023 (9 years 10 months)

S4M is a unified solution for mobile advertising analytics and life-cycle management across mobile mediums that enables better decision making and smarter mobile media.

Youth Speaks
Board Member
2013 - November 2018 (5 years)

- Youth Speaks is the largest Youth Spoken word non-profit with the mission of empowering the Youth to write, perform and amplify their voice on issues important to them
- Youth Speaks works with 45,000 teens in the Bay Area and supports programs in over 47 states. Youth Speaks organizes the International Spoken Word Competition - Brave New Voices that was documented on HBO
- Worked to define and transform the Youth Speaks empowerment model to digital platforms
- Board Liason to We Day, part of freethechildren.org

The History Project
CEO, Co-Founder
January 2015 - August 2017 (2 years 8 months)
San Francisco Bay Area

Digital Public Library of America
Community Representative
May 2014 - April 2016 (2 years)

Working to promote and forward the mission of the Digital Public Library of America which brings together the riches of America's libraries, archives, and museums, and makes them freely available to the world. It strives to contain the full breadth of human expression, from the written word, to works of art and culture, to records of America's heritage, to the efforts and data of science.

Velti
3 years 2 months

Vice President, Platforms Group
June 2012 - July 2013 (1 year 2 months)
San Francisco

•Delivered and executed the go-to-market plan (marketing, sales, operational, and product strategy)
for Velti's mobile platform business (media, messaging and analytics)
•Directly managed a team responsible for pre-sales, post-sales and operations
•Led business development efforts and on-boarded full-time sales personnel after achieving beta product success with multi-year, multi-million dollar contracts

•Established and ran Velti Learning – Velti's thought leadership and education program
•Delivered positive press to lift shareholder value and perception including speaking engagements and partner announcements (Toyota, Responsys, Silverpop)

Regional Vice President, Sales and Business Development
June 2010 - April 2013 (2 years 11 months)
San Francisco, CA

•Responsible for sales team selling Mobile Messaging, Mobile Development, and Mobile Advertising platforms to channel partners, which included agencies (Draftfcb, Saatchi, Epsilon) and technology companies (IBM, ExactTarget, Responsys)
•Created the Channel Partner and Agency vertical, establishing a Channel Partner Program to drive organic growth through strategy, though leadership and sales training
•Managed and surpassed N. America sales goals for channel partners

Ansible Mobile (acquired by Mediabrands)
Managing Director, West Coast
February 2008 - June 2010 (2 years 5 months)

•Responsible for establishing the West Coast Office of a mobile-marketing solutions joint venture between the Interpublic Group (IPG) and Velti plc (VELT), later fully acquired by MediaBrands
•Delivered mobile technology and marketing initiatives for major brands including a multi-million dollar engagement with Microsoft, as well as work for HP, Intel, Western Union and Hyundai
•Quoted in industry trade articles: Mobile Marketer, TV Week, MediaPost (OMMA)

Monitor Deloitte
Strategy Consultant
2005 - 2008 (3 years)

•Developed growth strategies for companies within the pharmaceutical, biotech, energy, e-commerce and consumer product space
•Marketing strategies included customer segmentation, competitive market analysis, in depth quantitative and qualitative research, brand strategy and tactical planning

•Business strategies included 10 year lifecycle product planning, innovation planning, practice economics modeling, corporate strategy and sales capability training
•Contributing Author, Intentional Innovation, published on behalf of the W.K. Kellogg Foundation examining application of innovation practices to the philanthropic sector

Deutsche Bank
Analyst - Debt Capital Markets
2003 - 2003 (less than a year)

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Education

Harvard University

Berkeley High School